Mail Stop 0308

      June 8, 2005


Donald L. Correll
President and Chief Executive Officer
Pennichuck Corporation
25 Manchester Street
Merrimack, NH 03054

		Re:	Pennichuck Corporation
			Amendment One to Registration Statement on Form S-2
      Filed May 23, 2006
			and Documents Incorporated by Reference
      File No. 333-123725

Dear Mr. Correll:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amendment One to Registration Statement on Form S-2

Prospectus Summary, page 1
1. We note the use of defined terms in the second sentence of your introductory paragraph of the prospectus summary. The meanings of these parenthetical phrases are clear from their context and therefore unnecessary. Please delete these parenthetical phrases from your prospectus.
Risk Factors, 8
2. We note your disclosure on page 59 concerning Bedford Eminent Domain Action. This appears to be a material negative development and a disclosure should be added to your risk factors.

Financial Statement and Supplementary Data, page F-2
Consolidated Statement of Cash Flows, page F-8
3. We note your response to prior comment 20 in our letter dated April 29, 2005. It is a requirement of generally accepted accounting principles prior-year amounts shown for comparative purposes be comparable with those amounts shown for the most recent period or that exceptions to comparability be clearly emphasized. See
paragraph 3, Chapter 2 of ARB No. 43.   We would expect to see
errors
corrected in Form 10-Q for the three month period ended March 31, 2005, presented on a comparative basis in the annual consolidated financial statements as of December 31, 2004 and 2003 and accompanied by disclosure of the individual amounts, subtotals and totals as formerly reported and as corrected for all periods presented in Form
S-2.  Please advise or revise your Form 10-K as of December 31,
2004
and 2003 to present your consolidated financial statements and related disclosures to present misclassified cash receipts and payments in the appropriate categories in accordance with GAAP and as reflected in the interim unaudited financial statements in your registration statement.
If after further consideration you believe these errors do not materially affect the consolidated financial statements and related disclosures, please provide an analysis in columnar format illustrating the cash flow statement as formerly reported, reclassification of individual amounts in absolute values and percentage terms and the revised presentation after reclassifications to demonstrate that these errors do not qualitatively or quantitatively misstate, either separately or in the aggregate, your operating, investing and financing cash flow activities as of
December 31, 2004 and 2003.   Please include in the analysis all
of
the items reclassified in your statement of cash flows including, but not limited to, changes in postretirement health benefit obligations, debt issuance costs, deferred land costs, earnings in equity affiliates, and the allowance for funds used during construction ("AFUDC"). Please note that SFAS No. 95 does not specifically address AFUDC. Present AFUDC in accordance with FERC which addresses
AFUDC equity as a deduction from both net income and gross additions to plant (i.e. as a non-cash item). AFUDC debt is treated as a cash item consistent with SFAS No. 95 treatment of capitalized interest and is not deducted from net income.
4. We note your response to prior comment 21 in our letter dated April 29, 2005 and believe your classification of deferred land costs is inconsistent with GAAP. While cash receipts and payments for productive assets are generally investing activities, we view your deferred land costs to be analogous to inventory. Operating cash flow activities generally involve producing and delivering goods, providing services and generally enter into the determination of net income. Paragraph 15 of SFAS No. 95 states "property, plant and equipment and other productive assets, that is, assets held or used in the production of goods or services by the enterprise (other than materials that are part of the enterprise`s inventory)" shall be classified as an investing activity. Your disclosure states Pennichuck Corporation is principally engaged in the gathering and distribution of drinking water and Southwood Corporation is engaged in real estate management and development activities. You also disclose Southwood landholdings and land improvements are stated at the lower of cost or market which is the primary basis for inventory pricing while productive or fixed assets are generally valued at historical cost in accordance with GAAP.
Please advise or revise your cash flow statement to reflect cash receipts and payments for deferred land costs as operating activities in accordance with GAAP. Be sure to include the reclassification for deferred land costs in your aggregate analysis of errors not recorded in the cash flow statement as of December 31, 2004 and 2003, as requested in our previous comment.

Note 10 - Guarantees, page F-29
5. We note your response to prior comment 25 in our letter dated April 29, 2005. It appears H.J. Stabile and Son Inc. is a related party due to its 50% interest in each of the HECOP entities and the office leases executed between HECOP, Pennichuck Water Works Inc. and
H.J. Stabile and Son Inc.  See paragraph 24.f. of SFAS No. 57.
Fin
No. 46(R) requires you to treat variable interests in the same entities held by related parties as your own interest. In your consideration of identifying a primary beneficiary, please tell us if you aggregated variable interests held by Southwood and H.J. Stabile and Son Inc. as your own interest and how you determined the party within the related party group most closely associated with the variable interest entities. See paragraphs 16 and 17 of FIN No. 46(R). Include in your consideration that you share in 50% of earnings, why you believe your exposure to losses is less than and will not exceed 50% and the potential impact of your guarantee obligation to satisfy 50% of outstanding mortgage notes in the event the underlying secured real property does not satisfy your obligation.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Item 4. Controls and Procedures, page 31
6. Please discuss whether the correction of errors to the cash flow statements in your Form 10-Q was the result of a weakness in your controls and procedures, and if so, whether you changed your controls and procedures as a result of the correction of errors. See SEC Release No. 33-8238.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Brian McAllister, Staff Accountant at (202)
551-
3341 or in his absence, Mike Moran, Accounting Branch Chief at
(202)
551- 3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney at (202) 551-3342 or me at (202) 551-3720 with any other questions.



      Sincerely,



      H. Christopher Owings
      Assistant Director





cc:	Michael K. Krebs, esq.
	Nutter McClennen & Fish LLP
	VIA FAX


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Donald L. Correll
Pennichuck Corporation
June 8, 2005
Page 1